September 22,
2025

Mr. Ho Hin Shun
Chief Executive Officer
Fitness Fanatics Ltd
Flat 15, Block F, UG/F.
Wah Lok Industrial Centre
31-35 Shan Mei Street
Fo Tan, New Territories
Hong Kong

       Re: Fitness Fanatics Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 8, 2025
           File No. 333-289484
Dear Mr. Ho Hin Shun:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Risk Factors
We may not maintain the listing of our Class A Ordinary Shares..., page 39

1. We note that Nasdaq recently proposed a new rule that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects this proposal could have on your ability to list and maintain a listing on the Nasdaq Capital Market.
 September 22, 2025
Page 2
Exhibits

2. We note the removal of the symbol indicating redacted items from Exhibits 10.1 and
       10.2; however, it appears that these exhibits are still redacted. Please restore the marking indicating redacted exhibits, or explain why you believe the symbols are no longer necessary.

       Please contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-
4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kyle Leung